Exhibit 99.2

Cheetah Mobile Announces Changes to Board Composition

BEIJING, Nov. 17, 2015 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced the appointment of Mr. Zhaohui (Jeffrey) Li as a director of the Company and the resignation of Mr. Zhijian Peng as a director, effective immediately.

Mr. Zhaohui (Jeffrey) Li currently serves as Managing Partner of Tencent Investment and General Manager of Tencent Mergers & Acquisitions, focusing on Tencent’s global investment and M&A activity in the areas of Interactive Entertainment and Gaming, Social Networking Service, O2O (“Online-to-Offline”), and Internet Finance, among other areas.  He leads Tencent’s worldwide Gaming industry investment strategy.  Mr. Li is also responsible for Tencent’s early stage and growth stage investment strategy in China and multiple countries.  In recent years, he launched and led Tencent Investment’s ongoing efforts to penetrate key O2O sectors, including Social Commerce, Automotive, Education, Healthcare, etc.  He was responsible for Tencent’s investments in Huayi Brothers, Zhihu, Netmarble Games, Howbuy and many others around the world. Before joining Tencent, Jeffrey was Investment Principal at Bertelsmann Asia Investment, where he led the investment in BitAuto (NYSE: BITA) and Phoenix New Media (NYSE: FENG).  Before that, he worked for Google and Nokia in various product and business roles, where he gained substantial experience in the Internet and Mobile arenas. Jeffrey holds a bachelor’s degree from Peking University and an M.B.A. from Duke University’s Fuqua School of Business.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We warmly welcome Jeffrey to the Board and strongly believe that his knowledge and experience in China’s internet space and global capital markets will make him a valuable addition. We would also like to express our gratitude to Zhijian for his long-time support of our business, and for the valuable contributions he has made to improve our internal management and corporate governance.”

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. The Company aims to provide the best apps for mobile users worldwide, while building a leading global mobile ad platform for advertisers. Cheetah Mobile had approximately 567 million global mobile monthly active users in September 2015. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its business partners.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These forward-looking statements include, but are not limited to, statements about: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 66085

Email: IR@cmcm.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com